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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            MEGO MORTGAGE CORPORATION
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                                (Name of issuer)


                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)


                                   585165 10 3
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                                 (CUSIP number)


                              ROBERT E. NEDERLANDER
                               810 SEVENTH AVENUE
                                   21ST FLOOR
                            NEW YORK, NEW YORK 10019
                                 (212) 586-6800
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                SEPTEMBER 2, 1997
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             (Date of event which requires filing of this statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



                               (Page 1 of 7 Pages)


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
-----------------------------------                                            --------------------------------------------
CUSIP NO. 58165 10 3                                   SCHEDULE 13D                              PAGE 2 OF 7 PAGES
-----------------------------------                                            --------------------------------------------
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 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       ROBERT E. NEDERLANDER
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a)
                                                                                                                        [ ]
                                                                                                                        (b)
                                                                                                                        [ ]
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 3     SEC USE ONLY


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 4     SOURCE OF FUNDS*

       OO               (SPIN-OFF)
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)

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 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
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     NUMBER OF SHARES                 7    SOLE VOTING POWER                                                        974,541
   BENEFICIALLY OWNED
    BY EACH REPORTING
        PERSON WITH
                                    ---------------------------------------------------------------------------------------
                                      8    SHARED VOTING POWER                                                       47,600(1)

                                    ---------------------------------------------------------------------------------------
                                      9    SOLE DISPOSITIVE POWER                                                   974,541

                                    ---------------------------------------------------------------------------------------
                                     10    SHARED DISPOSITIVE POWER                                                  47,600(1)

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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,022,141(2)

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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                                                                        [ ]
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.3%(3)

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  14    TYPE OF REPORTING PERSON*

        IN
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

(1) The Reporting Person disclaims beneficial ownership of such shares of Common Stock.
(2) The Reporting Person disclaims beneficial ownership of 47,600 of such shares of Common Stock.
(3) Excluding the 47,600 shares of Common Stock which the Reporting Person disclaims beneficial ownership, the Reporting Person beneficially owns 7.9% of the Issuer's outstanding Common Stock.

                            MEGO MORTGAGE CORPORATION

                                  SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.

         This Statement relates to the Common Stock, $.01 par value per share ("Common Stock"), of Mego Mortgage Corporation, a Delaware corporation (the "Company").

         The Company's principal executive offices are located at 1000 Parkwood Circle, Suite 500, Atlanta, Georgia 30339, and its telephone number is (770) 952-6700.

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is being filed by Robert Nederlander (the "Reporting Person"). The business address of the Reporting Person is The Nederlander Organization, 810 Seventh Avenue, 21st Floor, New York, New York 10019. The Reporting Person is the Chief Executive Officer and Chairman of the Board of Mego Financial Corp. ("Mego Financial"), a New York corporation engaged in the business of providing consumer financing to purchasers of timeshare interests and land parcels, whose business address is 4310 Paradise Road, Las Vegas, Nevada 89109. The Reporting Person also serves as a director of the Company. The Reporting Person is also, among other things, the President of The Nederlander Organization, Inc., an owner and operator of a chain of legitimate theaters, whose business address is 810 Seventh Avenue, 21st Floor, New York, New York 10019, and serves as the Chairman of the Board of Ridell Sports, Inc., a corporation which manufactures and sells sports apparel and equipment, and whose business address is 900 3rd Avenue, 27th Floor, New York, New York 10022.

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person is a stockholder of Mego Financial. On September 2, 1997, Mego Financial distributed all of its 10.0 million shares of the Company's Common Stock, representing 81.3% of the outstanding shares of Common Stock, to the stockholders of Mego Financial in a tax-free spin-off (the "Distribution").

         As a result of the Distribution, the Reporting Person received 969,541 shares of Common Stock (the "Direct Shares") representing his proportionate ownership of the Common Stock of the Company held by Mego Financial. Additionally, in connection with the Distribution, the Robert E. Nederlander Foundation, an entity organized and operated exclusively for charitable purposes (the "Foundation") and a stockholder of Mego Financial, received 47,600 shares of Common Stock (the "Indirect Shares," and together with the Direct Shares, the "Shares"). The Reporting Person, the founder and President of the Foundation, may be deemed to exercise shared voting and dispositive power over the Indirect Shares. The Reporting Person disclaims beneficial ownership of the Indirect Shares. The Reporting Person and the Foundation paid no consideration for the Shares received in the Distribution. Prior to the Distribution, the Reporting Person was the beneficial owner of 5,000 shares of Common Stock of the Company.

ITEM 4.           PURPOSE OF THE TRANSACTION.

         The Reporting Person does not have any present plans or proposals which relate to or would result in:

                  (a) the acquisition or disposition by the Reporting Person of additional securities of the

Company;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors;

                  (e) any material change in the present capitalization or dividend policy of the Company;

                  (f) any material change in the Company's present business or corporate structure;

                  (g) changes in the Company's present charter, bylaws or similar instruments;

                  (h) causing a class of securities of the Company to be delisted from a national securities exchange or inter-dealer quotation system;

                  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or


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                  (j)    any action similar to those enumerated above.

         All of the shares of Common Stock herein reported are held for investment purposes. Notwithstanding the foregoing, depending upon a variety of factors the Reporting Person may deem significant to his investment decisions, the Reporting Person may in the future purchase additional shares of Common Stock in open market or private transactions or may dispose or direct the disposition of all or some of the Shares of Common Stock he now owns or may hereafter acquire.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         The Reporting Person is the direct and indirect beneficial owner of 1,022,541 shares of Common Stock, which shares represent 8.3% of the issued and outstanding Common Stock as of the date hereof. The Reporting Person disclaims beneficial ownership of the Indirect Shares.

         The Reporting Person may be deemed to have sole power to vote or direct the vote, or dispose or direct the disposition of the 974,541 Direct Shares, and shared power with the Foundation to vote or direct the vote, or dispose or direct the disposition of the 47,600 Indirect Shares beneficially owned by the Foundation. The Reporting Person disclaims beneficial ownership of the Indirect Shares.

         The Foundation's principal place of business is 810 Seventh Avenue, 21st Floor, New York, New York 10019. The Foundation has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Except as otherwise described in this statement, the Reporting Person has had no transactions in the Common Stock during the past 60 days.

         No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Direct Shares beneficially owned by the Reporting Person. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Indirect Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Neither the Reporting Person nor the Foundation is a party to any other contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or


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option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

     None


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

                                                   /s/ Robert E. Nederlander
                                                   -----------------------------
                                                   Robert E. Nederlander


                                                     September 11, 1997
                                                   -----------------------------